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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                                  SCHEDULE TO/A
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (FINAL AMENDMENT)

                             -----------------------
                            EGREETINGS NETWORK, INC.
                       (Name of Subject Company (Issuer))

                         AMERICAN GREETINGS CORPORATION
                              AGC INVESTMENTS, INC.
                         AMERICAN PIE ACQUISITION CORP.
                           AMERICANGREETINGS.COM, INC.
                       (Name of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    282343102
                      (CUSIP Number of Class of Securities)
                             -----------------------
                              Tammy L. Martin, Esq.
                           AmericanGreetings.com, Inc.
                               Three American Road
                               Cleveland, OH 44144
                                 (216) 889-5000

                                    Copy to:
                                 Lyle G. Ganske
                           Jones, Day, Reavis & Pogue
                                   North Point
                               901 Lakeside Avenue
                               Cleveland, OH 44114
                                 (216) 586-3939

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                             -----------------------
                            CALCULATION OF FILING FEE

    Transaction Valuation(1)                            Amount of Filing Fee(2)
    $30,829,435                                            $6,166


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

         Amount Previously Paid:$6,166  Filing Party:   American Pie Acquisition
                                                        Corp.
                                                        AmericanGreetings.
                                                        com, Inc.

         Form or Registration No.: Schedule TO  Date Filed: February 12, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [X] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

--------

(1) Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase at $0.85 per share, pursuant to the Offer To Purchase, of all 33,007,900 shares of common stock (the "Shares"), of Egreetings Network, Inc. outstanding as of January 29, 2001, and 2,817,720 Shares issuable upon exercise of certain options and 444,304 Shares issuable upon exercise of certain warrants.

(2) The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transaction.
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         This Final Amendment is to the Tender Offer Statement on Schedule TO,
originally filed on February 12, 2001 (the "Statement"), that relates to the offer by American Pie Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of AmericanGreetings.com, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares") of Egreetings Network, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.85 per Share, net to the seller in cash, without interest on the terms and subject to the conditions set forth in the Offer To Purchase, dated February 12, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Statement is being filed on behalf of Parent, Purchaser, American Greetings Corporation and AGC Investments, Inc. Unless the context otherwise requires, capitalized terms not defined in this Statement have the meanings assigned to them in the Offer to Purchase.

         The Statement is hereby amended and/or supplemented as provided below:

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 is hereby amended and supplemented by the following:

         Pursuant to the Offer, which expired at 3:00 p.m., Eastern Time, on Monday, March 19, 2001, Purchaser purchased a total of 31,747,524 Shares, representing approximately 94.89% of the outstanding Shares.

         In accordance with the terms of the Merger Agreement, after Purchaser purchased the Shares, Purchaser merged with and into the Company on March 19, 2001, pursuant to the "short-form" merger procedure permitted under Section 253 of Delaware law. In connection with the Merger, each issued and outstanding Share (other than those held by Parent, Purchaser or any other subsidiary of Parent, any Shares held in the treasury of the Company or Shares with respect to which appraisal rights will have been demanded and perfected in accordance with applicable Delaware law) were converted into and represented the right to receive $0.85 in cash, without interest.

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 is hereby amended and supplemented by adding to the end thereof the following:

         On March 19, 2001, Parent issued a press release, a copy of which is included as exhibit (a)(11) hereto and incorporated herein by reference, which announced that Purchaser completed the Offer and closed the acquisition for the Company.

ITEM 12. EXHIBITS.

         Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(11) Text of press release issued by Parent announcing the expiration of the Offer and the completion of the Merger, dated March 19, 2001
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 20, 2001      AMERICANGREETINGS.COM, INC.


                          By:               /s/ Maureen Spooner
                             -----------------------------------------
                                   Name:    Maureen Spooner
                                   Title:   Chief Financial Officer

                          AMERICAN PIE ACQUISITION CORP.


                          By:               /s/ Maureen Spooner
                             -----------------------------------------
                                   Name:    Maureen Spooner
                                   Title:   Vice President of Finance and
                                            Administration, Treasurer and
                                            Secretary

                          AMERICAN GREETINGS CORPORATION


                          By:               /s/ William S. Meyer
                             -----------------------------------------
                                   Name:    William S. Meyer
                                   Title:   Senior Vice President and
                                            Chief Financial Officer

                          AGC INVESTMENTS, INC.


                          By:               /s/ Dale Cable
                             -----------------------------------------
                                   Name:    Dale Cable
                                   Title:   Treasurer
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                                  EXHIBIT INDEX

(a)(11) Text of press release issued by Parent announcing the expiration of the Offer and completion of the Merger, dated March 19, 2001